Exhibit (a)(1)(D)
Letter to Brokers and Dealers with respect to the Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(Including the Associated Preferred Stock Purchase Rights)
of
Versum Materials, Inc.
at
$48.00 Net Per Share
by

EMD Performance Materials Holding, Inc.

an indirect wholly owned subsidiary of

Merck KGaA, Darmstadt, Germany
March 26, 2019
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged to act as information agent (the “Information Agent”) in connection with the offer of EMD Performance Materials Holding, Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly owned subsidiary of Merck KGaA, Darmstadt, Germany, a German corporation with general partners (Kommanditgesellschaft auf Aktien), to purchase all outstanding shares of common stock, par value $1.00 per share (the “Common Stock”), of Versum Materials, Inc., a Delaware corporation (“Versum”), together with the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”), at $48.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal that accompanies the Offer to Purchase (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).
Consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn on or prior to the expiration of the Offer a number of Shares which, together with any Shares then owned by Merck KGaA, Darmstadt, Germany and its subsidiaries (including the Purchaser), represents at least a majority of the total number of Shares outstanding on a fully diluted basis, (ii) the Agreement and Plan of Merger, dated January 27, 2019 (as amended from time to time, the “Entegris Merger Agreement”), between Versum and Entegris, Inc., having been validly terminated in accordance with its terms, (iii) the Versum stockholders having not adopted the Entegris Merger Agreement and not approved the transactions contemplated thereby, (iv) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been earlier terminated, (v) all other authorizations, consents, orders, approvals, filings, declarations and expirations of waiting periods required under the antitrust or competition laws of any foreign jurisdictions applicable to the transactions contemplated by the Offer to Purchase having been obtained, (vi) CFIUS Clearance (as defined in the Offer to Purchase) having been received, (vii) there not having occurred any change, event, circumstance or development that, in the reasonable judgment of Merck KGaA, Darmstadt, Germany, has had, or would reasonably be likely to have, a Versum Material Adverse Effect (as defined in the Offer to Purchase), (viii) Versum or any of its subsidiaries or affiliates not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of Merck KGaA, Darmstadt, Germany, the Purchaser’s or Merck KGaA, Darmstadt, Germany’s ability to acquire the Shares or Versum or otherwise diminishing the expected value to Merck KGaA, Darmstadt, Germany or its subsidiaries of the acquisition of Versum, (ix) the board of directors of Versum having redeemed the Rights or the Purchaser being satisfied, in its reasonable judgment, that such Rights have been invalidated or are otherwise inapplicable to the Offer and any potential subsequent merger and (x) the Purchaser being satisfied, in its reasonable judgment, that it will not be subject to the restrictions of Section 203 of the

General Corporation Law of the State of Delaware. Other conditions to the Offer are described in the Offer to Purchase under the heading “The Offer — Section 14 — Conditions of the Offer”. Provided that all conditions of the Offer are satisfied or waived, the Purchaser will purchase all Shares validly tendered and not validly withdrawn before the expiration of the Offer.
For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:
1.
Offer to Purchase, dated March 26, 2019;

2.
Letter of Transmittal, for your use and for the information of your clients;

3.
Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), or if the procedures for book-entry transfer cannot be completed, by the expiration of the Offer;

4.
A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5.
IRS Form W-9; and

6.
Return envelope addressed to the Depositary.

YOUR PROMPT ACTION IS REQUIRED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE.
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 7, 2019, UNLESS THE OFFER IS EXTENDED.
The Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than the Information Agent and the Depositary as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. The Purchaser will, however, upon request, reimburse brokers, dealers, banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. The Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal.
In order to accept the Offer, a duly executed and properly completed Letter of Transmittal and any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry delivery of Shares, and any other required documents, should be sent to the Depositary by 5:00 P.M., New York City time, on June 7, 2019.
Any inquiries you may have with respect to the Offer should be addressed to the undersigned, and additional copies of the enclosed materials may be obtained from the Information Agent at the address, telephone numbers or email address set forth on the back cover of the Offer to Purchase.
Very truly yours,

D.F. King & Co., Inc.
NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF THE PURCHASER, MERCK KGAA, DARMSTADT, GERMANY, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.